

Mail Stop 3720

January 4, 2010

Via U.S. Mail and Fax 82 2 6100 7927

Mr. Dong-Hyun Jang
Chief Financial Officer
SK Telecom Co., Ltd.
11 Euljiro, 2-Ga, Jung-gu
Seoul 100-999, Korea

> **RE: SK Telecom Co., Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed June 30, 2009**
> **File No. 1-14418**

Dear Mr. Jang:

We have reviewed your supplemental response letter dated December 4, 2009 as well as your filing and have the following comments.

Form 20-F for Fiscal Year Ended December 31, 2008

1. We note your response to our comment 3 and comment 5. We also note you confirm that you will include the table provided to us in your letter dated October 16, 2009, response number 5. Please further confirm that the additional information provided to us in your response to our comment 3 and 5 will be included in the table in future filings to further explain the adjustments noted.

2. We note in your response to previous comment 8 your commitment to exclude in future filings the income taxes netted against equity earnings of unconsolidated businesses from your rate reconciliation disclosure. Please also confirm to us that in your future income tax rate reconciliations, the reported amount of income taxes at the statutory rate will equate to the amount of income before income taxes reported in your US GAAP income statement multiplied by the disclosed statutory rate. In addition, please reconcile for us the disclosed amounts of income taxes at the statutory income tax rate for the years ended December 31, 2006, 2007 and 2008 on page F-92 to the amount computed by multiplying income before income taxes reported in your US GAAP income statement on page F-100 by the disclosed statutory rate of 25%.

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   Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

             Sincerely,

             Larry Spirgel
             Assistant Director